UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President / CFO

December 4, 2009

To whom it may concern:

Mizuho Securities Co., Ltd.

Re: The First Instance Judgment Rendered in the Lawsuit for Damages against the Tokyo Stock Exchange, Inc.

Today, a first instance judgment (“Judgment”) was rendered in the lawsuit for damages (“Lawsuit”) filed by Mizuho Securities Co., Ltd. (the “Company”) against the Tokyo Stock Exchange, Inc. (“TSE”).

1.      Outline of the Case

December 8, 2005

During its commissioned ordering of sale of a share of J-COM Co., Ltd. (stock code number: 2462), the Company erroneously placed an order to TSE by ordering the sale of 610,000 shares of J-COM Co. Ltd. stock at a price of 1 yen instead of the intended sale of 1 share of J-COM Co., Ltd. stock at a price of 610,000 yen.

The Company immediately realized the mistake after placing the order and properly submitted several cancel orders. However, TSE failed to process the cancellation of the order in accordance with the cancel order due to a defect in TSE’s electronic trading system, and thus allowed the sales of the shares composing the order to be completed even after the cancel orders were received. As a result, the Company eventually accrued a loss of approximately 40.7 billion yen.

March to August 2006	The Company and TSE held discussions regarding the sharing of losses incurred by the Company. No progress was made.

October 27, 2006	The Company filed the Lawsuit against TSE in the Tokyo District Court seeking damages (approximately 41.5 billion yen in total), which consist of the portion of the above-mentioned total loss (approximately 40.7 billion yen) that accrued after the Company placed the cancel order to TSE and other expenses.

December 4, 2009	The Tokyo District Court rendered its Judgment.

2.      Substance of the Judgment

The Tokyo District Court ordered TSE to pay the following amount to the Company (this judgement can be executed provisionally):

(1)	10,712,128,508 yen.

(2)	Interest on 10,512,128,508 yen at the rate of 5 percent per annum accruing for the period from December 8, 2005 to September 15, 2006.

(3)	Interest on 10,512,128,058 yen at the rate of 6 percent per annum accruing for the period from September 16, 2006 to the time the full amount is paid.

(4)	Interest on 200,000,000 yen at the rate of 5 percent per annum accruing for the period from December 8, 2005 to the time the full amount is paid.

3.      Future Prospects

Regarding our future course of action, the Company will closely examine the substance of the Judgment, carefully consult with its legal counsel, and determine what future course to take.

The Judgment’s impact, etc., on the Company’s performance for the present and subsequent accounting periods are not determined at this moment. However, accounting of the incident had been completed in the fiscal year ended March 31, 2006. No losses will be recorded in the current or any subsequent accounting period as a result of the portion of the Company’s claim in the Lawsuit that was not upheld by the Judgment.

End.

<For inquiries on this matter, please contact>
Corporate Communications Dept.	Mizuho Securities Co., Ltd.	Tel.+81-3-5208-2030